# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mega Matrix Inc, CIK 0001953021
CUSIP: G6005C108
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Level 21, 88 Market Street, CapitaSpring, Singapore (U0), 048948
Date of event which requires filing of this statement: 11/09/2025
Filed by CIK 0001883407
Persons authorized to receive notices and communications: Yucheng Hu, Group 7, Yantai Village, Liaoye Town,, Yingshan, Sichuan, China (F4), 00000000, 86 186-8122-7724

## Reporting persons
- Yucheng Hu (CIK 0001883407): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 2,763,310; shared voting power 0; sole dispositive power 2,763,310; shared dispositive power 0; aggregate amount beneficially owned 2,763,310 (5.04% of the class)
  Comment: (1) 2,763,310 shares include (i) 120,000 Class A ordinary shares, par value $0.001 ("Class A Shares"), (ii) 1,809,977 Class B ordinary shares, par value $0.001 ("Class B Shares"), (iii) 833,333 Class C ordinary shares, par value $0.001 ("Class C Shares") directly owned by Mr. Hu. Each Class B Share is convertible into one (1) Class A Share at the option of the holder. Each Class C Share is convertible into one (1) Class A Share at the option of the holder. Each Class A Share shall be entitled to one (1) vote, each Class B Share shall be entitled to one hundred (100) votes, and each Class C Share shall be entitled to fifty (50) votes.
  
  (2) Percentage calculated based on 54,787,531 Class A Shares outstanding, which is the sum of (i) 52,144,221 Class A Shares issued and outstanding as of September 4, 2025, (ii) 1,809,977 Class B Shares that may be converted by Mr. Hu into an equivalent number of Class A Shares at holder's sole discretion; and (iii) 833,333 Class C Shares that may be converted by Mr. Hu into an equivalent number of Class A Shares at holder's sole discretion.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Name of issuer: Mega Matrix Inc
Address of issuer's principal executive offices: Level 21, 88 Market Street, CapitaSpring, Singapore (U0), 048948
Comment:
This Amendment No. 4 to Schedule 13D ("Amendment"), relating to the beneficial ownership of Class A ordinary shares, par value $0.001 per share ("Class A Shares"), of Mega Matrix Inc., a Cayman Islands corporation ("Issuer"), amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on October 4, 2021, the Amendment No.1 to the Schedule 13D filed with the SEC on December 13, 2022, the Amendment No.2 to the Schedule 13D filed with the SEC on December 11, 2024 and the Amendment No.3 to the Schedule 13D filed with the SEC on September 24, 2025 (as amended, the "Original Schedule 13D") by the Reporting Person, Mr. Yucheng Hu.

The Schedule 13D filed with the SEC on October 4, 2021 and the Amendment No.1 to the Schedule 13D filed with the SEC on December 13, 2022 were filed in connection with shares of common stock of Mega Matrix Corp., a Delaware corporation ("MPU DE"). Following the redomicile and merger from MPU DE to Issuer on October 9, 2024, each share of common stock was exchanged for one Class A Share of the Issuer.

The Issuer's principal executive offices are located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948, and its phone number is (650) 340-1888.

## Item 2. Identity and Background
Name of person filing: Mr. Yucheng Hu, an individual.
Residence or business address: Mr. Hu's address is Group 7, Yantai Village, Liaoye Town, Yingshan, Sichuan, China.
Present principal occupation or employment: Mr. Hu's present principal occupation is the Chief Executive Officer, President and Director of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, Mr. Hu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Hu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hu is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Issuer is authorized to issue shares totaling US$1,110,000, divided into (i) 1,000,000,000 Class A Shares of par value US$0.001 each, (ii) 50,000,000 Class B Shares of par value US$0.001 each; (iii) 50,000,000 Class C Shares of par value USD0.001 each and (iv) 10,000,000 preferred shares of par value US$0.001 each.

Class A Shares, Class B Shares and Class C Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders.

Each Class A Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Issuer, each Class B Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Issuer, and each Class C Share shall be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Issuer.

Subject to the memorandum and articles of association and to compliance with all fiscal and other laws and regulations applicable thereto, including the Companies Act (Revised) of the Cayman Islands, and any statutory modification or re-enactment thereof for the time being in force, (i) each Class B Share is convertible into one (1) Class A Share or one (1) Class C Share at the option of the holder thereof at any time after issuance and without the payment of any additional sum, and (ii) each Class C Share is convertible into one (1) Class A Share at the option of the holder thereof at any time after issuance and without the payment of any additional sum. Class B and Class C shares are restricted to Management Shareholders. Any transfer to a non-management holder triggers automatic conversion into Class A shares. Pursuant to the memorandum and articles of association, "Management Shareholder" means Mr. Yucheng Hu and/or Mr. Yaman Demir, each a director of the Company, including any Affiliate of such person. Class A Shares are not convertible into Class B Shares or Class C Shares under any circumstances.

On September 2, Mr. Hu submitted a notice of conversion in accordance with the Company's Third Amended and Restated Memorandum and Articles of Association, requesting the conversion of 3,123,723 Class B Shares into 3,123,723 Class C Shares. On September 24, following approval by the Board of Directors, the Company instructed its transfer agent processed such conversion (the "Conversion"). Immediately following the Conversion, Mr. Hu transferred 2,290,390 Class C Shares to Mr. Yaman Demr at par value after Board approval, pursuant to the share transfer agreements and in accordance with the Company's Third Amended and Restated Memorandum and Articles of Association. Mr. Hu used personal funds to pay the consideration when he initially acquired the Class B Shares.

On November 9, 2025, Mr. Hu transferred 1,000,000 Class B Shares to Mr. Demir at par value after Board approval, pursuant to the share transfer agreements and in accordance with the Company's Third Amended and Restated Memorandum and Articles of Association. (the "Transfer")

After the Transfer, Mr. Hu beneficially owns 2,763,310 Class A Shares, which consists of (i) 1,809,977 Class A Shares issuable upon the conversion of Class B Shares on a 1:1 basis, (ii) 833,333 Class A Shares issuable upon the conversion of Class C Shares on a 1:1 basis; (iii) 120,000 Class A Shares held by Mr. Hu directly.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Transfer has been authorized and approved by the Issuer's Board on October 23, 2025, and is intended to support the Issuer's management team's ability to implement a sustainable development strategy to fully integrate the Issuer's strategic objectives. This structure aims to ensure continuity of management, enabling the execution of both short- and long-term business plans without undue influence from external financial market factors, which are often beyond management's control. Mr. Hu is the Chief Executive Officer, and Director of the Board of the Issuer and will from time to time engage in discussions with the Issuer's Board and/or members of the Issuer's management team concerning, without limitation, business, operations, capital structure, governance, management, business plans and strategies of the Issuer.

After the Transfer, Mr. Hu beneficially owns 2,763,310 Class A Shares, which consists of (i) 1,809,977 Class A Shares issuable upon the conversion of Class B Shares on a 1:1 basis, (ii) 833,333 Class A Shares issuable upon the conversion of Class C Shares on a 1:1 basis; (iii) 120,000 Class A Shares held by Mr. Hu directly. As a result, Mr. Hu controls 222,784,350 votes in total, (which includes(i) 180,997,700 votes provided by the Class B Shares voting together as a single class with the Class A Shares, assuming no conversion of Class B Shares, and (ii) 41,666,650 votes provided by the Class C Shares voting together as a single class with the Class A Shares, assuming no conversion of Class C Shares), or 2,763,310 votes (assuming full conversion of the Class B Shares and Class C Shares).

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Person may, at any time and from time to time, review or reconsider the position and/or change the purpose and/or formulate plans or proposals with respect thereto:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As of September 4, 2025, there are 52,144,221 Class A Shares issued outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table sets forth the number of votes as to which the Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power

Yucheng Hu 2,763,310 (1) 0 2,763,310 (1) 0

(1) Represents number of shares Reporting Person has sole voting and dispositive power, consisting of (i) 120,000 Class A Shares; (ii) 1,809,977 Class B Shares, each of which is entitled to one hundred (100) votes per Class B Share (each Class B Shares is convertible into one Class A Share), and (iii) 833,333 Class C Shares, each of which is entitled to fifty (50) votes per Class C Share (each Class C Shares is convertible into one Class A Share), reflecting an aggregate 322,784,350 votes as a single class, or 45.53%.

Mr. Hu beneficially owns 2,763,310 Class A Shares, which consists of (i) 120,000 Class A Shares, (ii) 1,809,977 Class A Shares, assuming full conversion of the Class B Shares on a 1:1 basis; and (iii) 833,333 Class A Shares, assuming full conversion of the Class C Shares on a 1:1 basis.
Transactions in the class effected during the past sixty days: The information contained in Items 3 and 4 are hereby incorporated herein by reference in entirety.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 and Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Yucheng Hu: /s/ Yucheng Hu, Yucheng Hu, an individual (11/13/2025)